File No. 333-227406
                                                                    CIK #1733151

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6


   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: INVESCO UNIT TRUSTS, SERIES 1920

     B.   Name of Depositor: INVESCO CAPITAL MARKETS, INC.

     C.   Complete address of Depositor's principal executive offices:

                               11 Greenway Plaza
                           Houston, Texas 77046-1173

     D.   Name and complete address of agents for service:

PAUL HASTINGS LLP                                INVESCO CAPITAL MARKETS, INC.
Attention: Michael R. Rosella, Esq.              Attention: John M. Zerr, Esq.
200 Park Avenue                                  11 Greenway Plaza
New York, New York  10166                        Houston, Texas 77046-1173

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F.   Approximate date of proposed sale to the public:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

   / X / Check box if it is proposed that this filing will become effective immediately upon filing on November 1, 2018, pursuant to Rule 487.



Dividend Sustainability Portfolio 2018-4

International Dividend Sustainability Portfolio 2018-4

European Dividend Sustainability Portfolio 2018-4

Global Dividend Sustainability Portfolio 2018-4
--------------------------------------------------------------------------------

   Each unit investment trust named above (the "Portfolios"), included in Invesco Unit Trusts, Series 1920, invests in a portfolio of stocks. Of course, we cannot guarantee that a Portfolio will achieve its objective.




                                November 1, 2018


      You should read this prospectus and retain it for future reference.
--------------------------------------------------------------------------------

 The Securities and Exchange Commission has not approved or disapproved of the
       Units or passed upon the adequacy or accuracy of this prospectus.
               Any contrary representation is a criminal offense.



INVESCO



Dividend Sustainability Portfolio

   Investment Objective. The Portfolio seeks above average capital appreciation.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of common stocks of companies derived from the S&P 500 Dividend Aristocrats Index. The S&P 500 Dividend Aristocrats Index consists of stocks of those companies contained in the S&P 500 Index that have followed a policy of consistently increasing dividends every year for at least 25 years. Invesco Capital Markets, Inc., the Sponsor, selected the stocks for the Portfolio from among the S&P 500 Dividend Aristocrats Index component list as most recently made available to the Sponsor prior to the Initial Date of Deposit.

   The Portfolio will consist of companies from the S&P 500 Dividend Aristocrats Index that have attractive "dividend coverage", and, if rated, have a domestic S&P Global Quality Rank of B or better and, if rated, an S&P Global Issuer Credit Rating of BBB or better. Dividend coverage is calculated by Standard & Poor's Investment Advisory Services LLC ("SPIAS") using a proprietary cash-flow, sector-specific methodology and is licensed for use by the Sponsor and the Portfolio.

   Beginning with the S&P 500 Dividend Aristocrats Index, the Sponsor selected the composition of the Portfolio by: (1) eliminating companies with a share price below $5 at the time of selection; (2) eliminating companies, if rated, with an S&P Global Quality Ranking below B and, if rated, with an S&P Global Issuer Credit Rating below BBB (companies which do not have a domestic S&P Global Quality Rank or an S&P Global Issuer Credit Rating may be included); (3) ranking the remaining companies by SPIAS' dividend coverage metric; and (4) further selecting companies based on factors including, but not limited to:

     o Valuation -- Companies whose current valuations appear attractive relative to long-term trends;

     o Growth -- Companies with a history of and prospects for above average growth of sales and earnings;

     o Cash Flow Generation -- Companies with a history of generating attractive operating and free cash flows in order to facilitate current and future dividends;

     o Balance Sheet -- Companies displaying balance sheet strength evidenced by a history of achieving strong financial results and making disciplined capital management decisions; and

     o Returns -- Companies with a history of above average returns on invested capital.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.

     o The Portfolio does not replicate all of the components of the S&P 500 Dividend Aristocrats Index or its component weightings and the stocks in the Portfolio will not change if the index components, or their weightings within the index, change. The performance of the Portfolio will not correspond with the S&P 500 Dividend Aristocrats Index for this reason and because the Portfolio incurs a sales charge and expenses. The Portfolio is not intended to replicate the performance of the index.

     o The Portfolio is concentrated in securities issued by companies in the consumer discretionary and consumer staples sectors. Negative developments in these sectors will affect the value of your investment more than would be the case in a more diversified investment.

     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                     As a % of
                                      Public     Amount
                                     Offering    Per 100
Sales Charge                           Price      Units
                                     ---------  ---------
Initial sales charge                   0.000%    $ 0.000
Deferred sales charge                  2.250      22.500
Creation and development fee           0.500       5.000
                                     ---------  ---------
Maximum sales charge                   2.750%    $27.500
                                     =========  =========

                                      As a %     Amount
                                      of Net     Per 100
                                      Assets      Units
                                     ---------  ---------

Estimated Organization Costs           0.152%     $1.479
                                     =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses   0.215%     $2.085
Supervisory, bookkeeping
  and administrative fees              0.057       0.550
                                     ---------  ---------
Total                                  0.272%     $2.635*
                                     =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust every two years subject to a sales charge of 2.75%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year    $    316
3 years        680
5 years      1,067
10 years     1,952


------------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 2.75% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 2.75% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.225 per Unit and accrues daily from February 10, 2019 through July 9, 2019. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see "Public Offering Price - General."


--------------------------------------------------------------------------------
                      Essential Information

Unit Price at Initial Date of Deposit                     $10.0000


Initial Date of Deposit                           November 1, 2018

Mandatory Termination Date                        November 4, 2020

Estimated Net Annual Income1                     $0.21611 per Unit

Estimated Initial Distribution1                     $0.06 per Unit

Record Dates                               10th day of each March,
                                     June, September and December,
                                         commencing March 10, 2019

Distribution Dates                         25th day of each March,
                                     June, September and December,
                                         commencing March 25, 2019

CUSIP Numbers                                    Cash -- 46142U105
                                             Reinvest -- 46142U113
                                       Fee Based Cash -- 46142U121
                                   Fee Based Reinvest -- 46142U139

--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."



Dividend Sustainability Portfolio 2018-4
Portfolio
---------------------------------------------------------------------------------
                                                          Current   Cost of
Number                                      Market Value  Dividend  Securities to
of Shares Name of Issuer (1)                per Share (2) Yield (3) Portfolio (2)
---------------------------------------------------------------------------------
          Consumer Discretionary - 15.97%
       62  Lowe's Companies, Inc.           $    95.220      2.02%  $   5,903.64
       34  McDonald's Corporation               176.900      2.62       6,014.60
       70  Target Corporation                    83.630      3.06       5,854.10
       71  V.F. Corporation                      82.880      2.46       5,884.48
          Consumer Staples - 20.10%
      125  Coca-Cola Company                     47.880      3.26       5,985.00
       53  PepsiCo, Inc.                        112.380      3.30       5,956.14
       67  Procter & Gamble Company              88.680      3.24       5,941.56
       75  Walgreens Boots Alliance, Inc.        79.770      2.21       5,982.75
       59  Walmart, Inc.                        100.280      2.07       5,916.52
          Energy - 7.96%
       53  Chevron Corporation                  111.650      4.01       5,917.45
       74  Exxon Mobil Corporation               79.680      4.12       5,896.32
          Financials - 12.04%
      137  Aflac, Inc.                           43.070      2.41       5,900.59
       33  S&P Global, Inc.                     182.320      1.10       6,016.56
       61  T. Rowe Price Group, Inc.             96.990      2.89       5,916.39
          Health Care - 11.97%
       86  Abbott Laboratories                   68.940      1.62       5,928.84
       42  Johnson & Johnson                    139.990      2.57       5,879.58
+      66  Medtronic plc                         89.820      2.23       5,928.12
          Industrials - 15.94%
       31  3M Company                           190.260      2.86       5,898.06
       87  Emerson Electric Company              67.880      2.86       5,905.56
       34  General Dynamics Corporation         172.580      2.16       5,867.72
       51  Stanley Black & Decker, Inc.         116.520      2.27       5,942.52
          Information Technology - 3.99%
       41  Automatic Data Processing, Inc.      144.080      1.92       5,907.28
          Materials - 12.03%
       38  Air Products and Chemicals, Inc.     154.350      2.85       5,865.30
       39  Ecolab, Inc.                         153.150      1.07       5,972.85
       57  PPG Industries, Inc.                 105.090      1.83       5,990.13
---------                                                           ------------
    1,546                                                           $ 148,172.06
=========                                                           ============

See "Notes to Portfolios".


International Dividend Sustainability Portfolio

   Investment Objective. The Portfolio seeks above average capital appreciation.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of international common stocks and American Depositary Receipts ("ADRs") of companies with a history of increasing dividend distributions. Invesco Capital Markets, Inc., the Sponsor, only considered companies with an S&P Global Issuer Credit Rating of BBB- or higher and a minimum share price of $5 (USD) at the time of selection. Companies considered for inclusion in the Portfolio must have demonstrated consistent dividend per share growth over the last 5 years.

   Beginning with a universe of foreign companies that trade on a U.S. stock exchange, either directly or through an ADR, the Sponsor selected the composition of the Portfolio by: (1) eliminating companies with a share price below $5 at the time of selection; (2) eliminating companies with an S&P Global Issuer Credit Rating below BBB-; (3) eliminating companies that have not demonstrated consistent dividend per share growth over the last 5 years; and
(4) further selecting companies based on factors including, but not limited to:

     o Valuation -- Companies whose current valuations appear attractive relative to long-term trends;

     o Growth -- Companies with a history of and prospects for above average growth of sales and earnings;

     o Cash Flow Generation -- Companies with a history of generating attractive operating and free cash flow in order to facilitate current and future dividends;

     o Balance Sheet -- Companies displaying balance sheet strength evidenced by a history of achieving strong financial results and making disciplined capital management decisions; and

     o Returns -- Companies with a history of above average returns on invested capital.

   The final Portfolio is constructed so that no more than 50% of the Portfolio will be invested in any one particular country and a minimum of 5 countries will be represented in the Portfolio at the time of selection.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.

     o Stocks of foreign companies in the Portfolio present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

     o The Portfolio is concentrated in securities issued by companies domiciled in Canada. As a result, political or economic developments in Canada may have a significant impact on the securities included in the Portfolio.

     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                     As a % of
                                      Public     Amount
                                     Offering    Per 100
Sales Charge                           Price      Units
                                     ---------  ---------
Initial sales charge                   0.000%    $ 0.000
Deferred sales charge                  2.250      22.500
Creation and development fee           0.500       5.000
                                     ---------  ---------
Maximum sales charge                   2.750%    $27.500
                                     =========  =========

                                      As a %     Amount
                                      of Net     Per 100
                                      Assets      Units
                                     ---------  ---------

Estimated Organization Costs           0.654%     $6.318
                                     =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses   0.273%     $2.637
Supervisory, bookkeeping
  and administrative fees              0.057       0.550
                                     ---------  ---------
Total                                  0.330%     $3.187*
                                     =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust every two years subject to a sales charge of 2.75%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year    $    370
3 years        794
5 years      1,242
10 years     2,260


------------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 2.75% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 2.75% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.225 per Unit and accrues daily from February 10, 2019 through July 9, 2019. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see "Public Offering Price - General."


--------------------------------------------------------------------------------
                      Essential Information

Unit Price at Initial Date of Deposit                     $10.0000


Initial Date of Deposit                           November 1, 2018

Mandatory Termination Date                        November 4, 2020

Estimated Net Annual Income1                     $0.24866 per Unit

Estimated Initial Distribution1                     $0.04 per Unit

Record Dates                               10th day of each March,
                                     June, September and December,
                                         commencing March 10, 2019

Distribution Dates                         25th day of each March,
                                     June, September and December,
                                         commencing March 25, 2019

CUSIP Numbers                                    Cash -- 46142X141
                                             Reinvest -- 46142X158
                                       Fee Based Cash -- 46142X166
                                   Fee Based Reinvest -- 46142X174

--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."



International Dividend Sustainability Portfolio 2018-4
Portfolio
-------------------------------------------------------------------------------------
                                                              Current   Cost of
Number                                          Market Value  Dividend  Securities to
of Shares   Name of Issuer (1)                  per Share (2) Yield (3) Portfolio (2)
-------------------------------------------------------------------------------------
            Canada - 31.94%
         68  Canadian National Railway Company  $    85.480      1.38%  $   5,812.64
        191  Enbridge, Inc.                          31.110      5.60       5,942.01
        120  Magna International, Inc.               49.240      2.28       5,908.80
        176  Suncor Energy, Inc.                     33.310      2.81       5,862.56
        173  TELUS Corporation                       34.220      3.96       5,920.06
        127  Thomson Reuters Corporation             46.600      2.55       5,918.20
        106  Toronto-Dominion Bank                   55.460      3.17       5,878.76
        157  TransCanada Corporation                 37.720      4.78       5,922.04
            Denmark - 4.00%
        137  Novo Nordisk A/S - ADR                  43.180      2.14       5,915.66
            France - 4.03%
        133  Sanofi - ADR                            44.720      2.80       5,947.76
            Germany - 8.01%
        309  BASF SE - ADR                           19.200      3.52       5,932.80
         55  SAP SE - ADR                           107.260      1.14       5,899.30
            Ireland - 4.06%
         38  Accenture plc - CL A                   157.620      1.85       5,989.56
            Japan - 4.00%
        146  Nippon Telegraph and Telephone
               Corporation - ADR                     40.500      2.80       5,913.00
            Switzerland - 19.91%
         47  Chubb, Ltd.                            124.910      2.34       5,870.77
         70  Nestle S.A. - ADR                       84.280      1.86       5,899.60
         68  Novartis AG - ADR                       87.460      2.18       5,947.28
        196  Roche Holding AG - ADR                  30.360      2.32       5,950.56
         76  TE Connectivity, Ltd.                   75.420      2.33       5,731.92
            Taiwan - 4.00%
        155  Taiwan Semiconductor Manufacturing
               Company, Ltd. - ADR                   38.100      2.75       5,905.50
            United Kingdom - 20.05%
        220  BAE Systems plc - ADR                   26.950      4.16       5,929.00
        137  British American Tobacco plc - ADR      43.400      6.21       5,945.80
        298  Compass Group plc - ADR                 19.930      2.19       5,939.14
         43  Diageo plc - ADR                       138.160      2.52       5,940.88
        147  Prudential plc - ADR                    39.830      3.22       5,855.01
-----------                                                             ------------
      3,393                                                             $ 147,678.61
===========                                                             ============

See "Notes to Portfolios".


European Dividend Sustainability Portfolio

   Investment Objective. The Portfolio seeks above average capital appreciation.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of common stocks of companies and American Depositary Receipts ("ADRs") of companies derived from the S&P Europe 350 Dividend Aristocrats Index. The S&P Europe 350 Dividend Aristocrats Index consists of stocks of those companies contained in the S&P Europe 350 Index that have followed a managed-dividends policy of consistently increasing dividends every year for at least 10 years. Invesco Capital Markets, Inc., the Sponsor, selected the stocks for the Portfolio from among the S&P Europe 350 Dividend Aristocrats Index component list as most recently made available to the Sponsor prior to the Initial Date of Deposit.

   The Portfolio consists of companies from the S&P Europe 350 Dividend Aristocrats Index that have displayed attractive recent dividend per share growth. The Sponsor selected the final portfolio based on factors including, but not limited to:

     o Valuation -- Companies whose current valuations appear attractive relative to long-term trends;

     o Growth -- Companies with a history of and prospects for above average growth of sales and earnings;

     o Cash Flow Generation -- Companies with a history of generating attractive operating and free cash flows in order to facilitate current and future dividends;

     o Balance Sheet -- Companies displaying balance sheet strength evidenced by a history of achieving strong financial results and making disciplined capital management decisions; and

     o Returns -- Companies with a history of above average returns on invested capital.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.

     o Stocks of foreign companies in the Portfolio present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

     o The Portfolio is concentrated in securities issued by companies domiciled in the United Kingdom. As a result, political or economic developments in the United Kingdom may have a significant impact on the securities included in the Portfolio.

     o The Portfolio is concentrated in securities issued by companies in the consumer discretionary and consumer staples sectors. Negative developments in these sectors will affect the value of your investment more than would be the case in a more diversified investment.

     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                     As a % of
                                      Public     Amount
                                     Offering    Per 100
Sales Charge                           Price      Units
                                     ---------  ---------
Initial sales charge                   0.000%    $ 0.000
Deferred sales charge                  2.250      22.500
Creation and development fee           0.500       5.000
                                     ---------  ---------
Maximum sales charge                   2.750%    $27.500
                                     =========  =========

                                      As a %     Amount
                                      of Net     Per 100
                                      Assets      Units
                                     ---------  ---------

Estimated Organization Costs           0.673%    $ 6.500
                                     =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses   1.491%    $14.403
Supervisory, bookkeeping
  and administrative fees              0.057       0.550
                                     ---------  ---------
Total                                  1.548%    $14.953*
                                     =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust every two years subject to a sales charge of 2.75%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year    $    490
3 years      1,145
5 years      1,821
10 years     3,411


------------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 2.75% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 2.75% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.225 per Unit and accrues daily from February 10, 2019 through July 9, 2019. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see "Public Offering Price - General."


--------------------------------------------------------------------------------
                    Essential Information

Unit Price at Initial Date of Deposit                    $10.0000


Initial Date of Deposit                          November 1, 2018

Mandatory Termination Date                       November 4, 2020

Estimated Net Annual Income1,2                  $0.08513 per Unit

Record Dates2                             10th day of each March,
                                     June, September and December

Distribution Dates2                       25th day of each March,
                                     June, September and December

CUSIP Numbers                                   Cash -- 46142U147
                                            Reinvest -- 46142U154
                                      Fee Based Cash -- 46142U162
                                  Fee Based Reinvest -- 46142U170

--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."


2 The Trustee will make distributions of income and capital on each Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distributions equals at least $0.01 per Unit. Undistributed income and capital will be distributed on the next Distribution Date in which the total cash held for distribution equals at least $0.01 per Unit. Based on the foregoing, it is currently estimated that the initial distribution will occur in June 2019.


European Dividend Sustainability Portfolio 2018-4
Portfolio
----------------------------------------------------------------------------------
                                                           Current   Cost of
Number                                     Market Value    Dividend  Securities to
of Shares   Name of Issuer (1)             per Share (2)   Yield (3) Portfolio (2)
----------------------------------------------------------------------------------
            Belgium - 3.99%
         87  Groupe Bruxelles Lambert S.A. $       92.9801    2.67%  $   8,089.27
            Denmark - 4.03%
        189  Novo Nordisk A/S - ADR                43.1800    2.14       8,161.02
            France - 16.27%
         59  EssilorLuxottica                     136.5447    0.89       8,056.14
         14  Hermes International                 570.7607    0.57       7,990.65
         38  L'Oreal S.A.                         225.2507    1.25       8,559.52
        187  Sanofi - ADR                          44.7200    2.80       8,362.64
            Germany - 3.89%
        124  Fresenius SE & Company KGaA           63.5401    0.98       7,878.98
            Ireland - 3.89%
         77  Kerry Group plc - CL A               102.4199    0.57       7,886.33
            Netherlands - 7.76%
        148  Unilever NV                           53.7217    2.72       7,950.82
        137  Wolters Kluwer NV                     56.7206    1.68       7,770.72
            Spain - 7.87%
        303  Enagas S.A.                           26.5069    5.05       8,031.60
        382  Red Electica Corporation S.A.         20.7013    4.07       7,907.91
            Switzerland - 12.00%
         95  Nestle S.A. - ADR                     84.2800    1.86       8,006.60
         93  Novartis AG - ADR                     87.4600    2.18       8,133.78
        269  Roche Holding AG - ADR                30.3600    2.32       8,166.84
            United Kingdom - 40.30%
        339  Ashtead Group plc                     24.6725    1.71       8,363.99
        310  BAE Systems plc - ADR                 26.9500    4.16       8,354.50
        273  Bunzl plc                             29.4828    2.05       8,048.81
        401  Compass Group plc - ADR               19.9300    2.19       7,991.93
         59  Diageo plc - ADR                     138.1600    2.52       8,151.44
        235  Imperial Brands plc                   33.8530    6.64       7,955.45
        138  Intertek Group plc                    59.8816    1.70       8,263.66
        216  Johnson Matthey plc                   37.8917    2.70       8,184.62
        206  Prudential plc - ADR                  39.8300    3.22       8,204.98
        145  Whitbread plc                         56.1950    2.33       8,148.27
-----------                                                          ------------
      4,524                                                          $ 202,620.47
===========                                                          ============

See "Notes to Portfolios".


Global Dividend Sustainability Portfolio

   Investment Objective. The Portfolio seeks above average capital appreciation.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of stocks of foreign and domestic companies selected by applying three separate specialized strategies. The Dividend Sustainability Strategy will make up approximately 60% of the initial Portfolio, while the International Dividend Sustainability Strategy and the European Dividend Sustainability Strategy will each comprise approximately 20%. Invesco Capital Markets, Inc. is the Sponsor of the Portfolio.

   The Dividend Sustainability Strategy selects common stocks of companies derived from the S&P 500 Dividend Aristocrats Index. The S&P 500 Dividend Aristocrats Index consists of stocks of those companies contained in the S&P 500 Index that have followed a policy of consistently increasing dividends every year for at least 25 years. The Sponsor selected the stocks for the Portfolio from among the S&P 500 Dividend Aristocrats Index component list as most recently made available to the Sponsor prior to the Initial Date of Deposit.

   The Portfolio will consist of companies from the S&P 500 Dividend Aristocrats Index that have attractive "dividend coverage", and, if rated, have a domestic S&P Global Quality Rank of B or better and, if rated, an S&P Global Issuer Credit Rating of BBB or better. Dividend coverage is calculated by Standard & Poor's Investment Advisory Services LLC ("SPIAS") using a proprietary cash-flow, sector-specific methodology and is licensed for use by the Sponsor and the Portfolio.

   Beginning with the S&P 500 Dividend Aristocrats Index, the Sponsor selected the composition of the Portfolio by: (1) eliminating companies with a share price below $5 at the time of selection; (2) eliminating companies, if rated, with an S&P Global Quality Ranking below B and, if rated, with an S&P Global Issuer Credit Rating below BBB (companies which do not have a domestic S&P Global Quality Rank or an S&P Global Issuer Credit Rating may be included); (3) ranking the remaining companies by SPIAS' dividend coverage metric; and (4) further selecting companies based on factors including, but not limited to:

     o Valuation -- Companies whose current valuations appear attractive relative to long-term trends;

     o Growth -- Companies with a history of and prospects for above average growth of sales and earnings;

     o Cash Flow Generation -- Companies with a history of generating attractive operating and free cash flows in order to facilitate current and future dividends;

     o Balance Sheet -- Companies displaying balance sheet strength evidenced by a history of achieving strong financial results and making disciplined capital management decisions; and

     o Returns -- Companies with a history of above average returns on invested capital.

   The International Dividend Sustainability Strategy selects international common stocks and American Depository Receipts ("ADRs") of companies with a history of increasing dividend distributions. The Sponsor only considered companies with an S&P Global Issuer Credit Rating of BBB- or higher and a minimum share price of $5 (USD) at the time of selection. Companies considered for inclusion in the Portfolio must have demonstrated consistent dividend per share growth over the last 5 years.

   Beginning with a universe of foreign companies that trade on a U.S. stock exchange, either directly or through an ADR, the Sponsor selected the composition of the Portfolio by: (1) eliminating companies with a share price below $5 at the time of selection; (2) eliminating companies with an S&P Global Issuer Credit Rating below BBB-; (3) eliminating companies that have not demonstrated consistent dividend per share growth over the last 5 years; and
(4) further selecting companies based on factors including, but not limited to:

     o Valuation -- Companies whose current valuations appear attractive relative to long-term trends;

     o Growth -- Companies with a history of and prospects for above average growth of sales and earnings;

     o Cash Flow Generation -- Companies with a history of generating attractive operating and free cash flow in order to facilitate current and future dividends;

     o Balance Sheet -- Companies displaying balance sheet strength evidenced by a history of achieving strong financial results and making disciplined capital management decisions; and

     o Returns -- Companies with a history of above average returns on invested capital.

   The final Portfolio is constructed so that no more than 50% of the Portfolio will be invested in any one particular country and a minimum of 5 countries will be represented in the Portfolio at the time of selection.

   The European Dividend Sustainability Strategy selects common stocks of companies and ADRs of companies derived from the S&P Europe 350 Dividend Aristocrats Index. The S&P Europe 350 Dividend Aristocrats Index consists of stocks of those companies contained in the S&P Europe 350 Index that have followed a managed-dividends policy of consistently increasing dividends every year for at least 10 years. The Sponsor selected the stocks for the Portfolio from among the S&P Europe 350 Dividend Aristocrats Index component list as most recently made available to the Sponsor prior to the Initial Date of Deposit.

   The Portfolio consists of companies from the S&P Europe 350 Dividend Aristocrats Index that have displayed attractive recent dividend per share growth. The Sponsor selected the final portfolio based on factors including, but not limited to:

     o Valuation -- Companies whose current valuations appear attractive relative to long-term trends;

     o Growth -- Companies with a history of and prospects for above average growth of sales and earnings;

     o Cash Flow Generation -- Companies with a history of generating attractive operating and free cash flows in order to facilitate current and future dividends;

     o Balance Sheet -- Companies displaying balance sheet strength evidenced by a history of achieving strong financial results and making disciplined capital management decisions; and

     o Returns -- Companies with a history of above average returns on invested capital.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.

     o Stocks of foreign companies in the Portfolio present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

     o The Portfolio is concentrated in securities issued by companies in the consumer discretionary and consumer staples sectors. Negative developments in these sectors will affect the value of your investment more than would be the case in a more diversified investment.

     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                     As a % of
                                      Public     Amount
                                     Offering    Per 100
Sales Charge                           Price      Units
                                     ---------  ---------
Initial sales charge                   0.000%    $ 0.000
Deferred sales charge                  2.250      22.500
Creation and development fee           0.500       5.000
                                     ---------  ---------
Maximum sales charge                   2.750%    $27.500
                                     =========  =========

                                      As a %     Amount
                                      of Net     Per 100
                                      Assets      Units
                                     ---------  ---------

Estimated Organization Costs           0.629%    $ 6.082
                                     =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses   1.149%    $11.109
Supervisory, bookkeeping
  and administrative fees              0.057       0.550
                                     ---------  ---------
Total                                  1.206%    $11.659*
                                     =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust every two years subject to a sales charge of 2.75%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year    $    452
3 years      1,040
5 years      1,652
10 years     3,086


------------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 2.75% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 2.75% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.225 per Unit and accrues daily from February 10, 2019 through July 9, 2019. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see "Public Offering Price - General."


--------------------------------------------------------------------------------
                      Essential Information

Unit Price at Initial Date of Deposit                     $10.0000


Initial Date of Deposit                           November 1, 2018

Mandatory Termination Date                        November 4, 2020

Estimated Net Annual Income1                     $0.13052 per Unit

Estimated Initial Distribution1                     $0.02 per Unit

Record Dates                               10th day of each March,
                                     June, September and December,
                                         commencing March 10, 2019

Distribution Dates                         25th day of each March,
                                     June, September and December,
                                         commencing March 25, 2019

CUSIP Numbers                                    Cash -- 46142U188
                                             Reinvest -- 46142U196
                                       Fee Based Cash -- 46142U204
                                   Fee Based Reinvest -- 46142U212

--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."



Global Dividend Sustainability Portfolio 2018-4
Portfolio
-------------------------------------------------------------------------------------
                                                              Current   Cost of
Number                                          Market Value  Dividend  Securities to
of Shares Name of Issuer (1)                    per Share (2) Yield (3) Portfolio (2)
-------------------------------------------------------------------------------------
          Communication Services - 1.56%
+      58  Nippon Telegraph and Telephone
             Corporation - ADR                  $    40.5000     2.80%  $   2,349.00
+      70  TELUS Corporation                         34.2200     3.96       2,395.40
          Consumer Discretionary - 13.40%
+     240  Compass Group plc - ADR                   19.9300     2.19       4,783.20
+       4  Hermes International                     570.7607     0.57       2,283.04
       77  Lowe's Companies, Inc.                    95.2200     2.02       7,331.94
+      49  Magna International, Inc.                 49.2400     2.28       2,412.76
       41  McDonald's Corporation                   176.9000     2.62       7,252.90
       84  Target Corporation                        83.6300     3.06       7,024.92
       88  V.F. Corporation                          82.8800     2.46       7,293.44
+      43  Whitbread plc                             56.1950     2.33       2,416.38
          Consumer Staples - 19.08%
+      55  British American Tobacco plc - ADR        43.4000     6.21       2,387.00
      153  Coca-Cola Company                         47.8800     3.26       7,325.64
+      36  Diageo plc - ADR                         138.1600     2.52       4,973.76
+      70  Imperial Brands plc                       33.8530     6.64       2,369.71
+      23  Kerry Group plc - CL A                   102.4199     0.57       2,355.66
+      11  L'Oreal S.A.                             225.2507     1.25       2,477.76
+      58  Nestle S.A. - ADR                         84.2800     1.86       4,888.24
       64  PepsiCo, Inc.                            112.3800     3.30       7,192.32
       81  Procter & Gamble Company                  88.6800     3.24       7,183.08
+      44  Unilever NV                               53.7217     2.72       2,363.76
       93  Walgreens Boots Alliance, Inc.            79.7700     2.21       7,418.61
       71  Walmart, Inc.                            100.2800     2.07       7,119.88
          Energy - 8.03%
       66  Chevron Corporation                      111.6500     4.01       7,368.90
+      91  Enagas S.A.                               26.5069     5.05       2,412.13
+      80  Enbridge, Inc.                            31.1100     5.60       2,488.80
       92  Exxon Mobil Corporation                   79.6800     4.12       7,330.56
+      73  Suncor Energy, Inc.                       33.3100     2.81       2,431.63
+      64  TransCanada Corporation                   37.7200     4.78       2,414.08
          Financials - 12.07%
      169  Aflac, Inc.                               43.0700     2.41       7,278.83
+      19  Chubb, Ltd.                              124.9100     2.34       2,373.29
+      26  Groupe Bruxelles Lambert S.A.             92.9801     2.67       2,417.48

Global Dividend Sustainability Portfolio 2018-4
Portfolio (continued)
-------------------------------------------------------------------------------------
                                                              Current   Cost of
Number                                          Market Value  Dividend  Securities to
of Shares Name of Issuer (1)                    per Share (2) Yield (3) Portfolio (2)
-------------------------------------------------------------------------------------
          Financials - continued
+     124  Prudential plc - ADR                 $    39.8300     3.22%  $   4,938.92
       41  S&P Global, Inc.                         182.3200     1.10       7,475.12
       76  T. Rowe Price Group, Inc.                 96.9900     2.89       7,371.24
+      52  Thomson Reuters Corporation               46.6000     2.55       2,423.20
+      44  Toronto-Dominion Bank                     55.4600     3.17       2,440.24
          Health Care - 15.28%
      107  Abbott Laboratories                       68.9400     1.62       7,376.58
+      18  EssilorLuxottica                         136.5448     0.89       2,457.81
+      37  Fresenius SE & Company KGaA               63.5401     0.98       2,350.98
       52  Johnson & Johnson                        139.9900     2.57       7,279.48
+      81  Medtronic plc                             89.8200     2.23       7,275.42
+      56  Novartis AG - ADR                         87.4600     2.18       4,897.76
+     114  Novo Nordisk A/S - ADR                    43.1800     2.14       4,922.52
+     162  Roche Holding AG - ADR                    30.3600     2.32       4,918.32
+     112  Sanofi - ADR                              44.7200     2.80       5,008.64
          Industrials - 15.28%
       38  3M Company                               190.2600     2.86       7,229.88
+     102  Ashtead Group plc                         24.6725     1.71       2,516.60
+     186  BAE Systems plc - ADR                     26.9500     4.16       5,012.70
+      82  Bunzl plc                                 29.4828     2.05       2,417.59
+      28  Canadian National Railway Company         85.4800     1.38       2,393.44
      108  Emerson Electric Company                  67.8800     2.86       7,331.04
       42  General Dynamics Corporation             172.5800     2.16       7,248.36
+      41  Intertek Group plc                        59.8816     1.70       2,455.14
       65  Stanley Black & Decker, Inc.             116.5200     2.27       7,573.80
+      41  Wolters Kluwer NV                         56.7206     1.68       2,325.54
          Information Technology - 5.72%
+      16  Accenture plc - CL A                     157.6200     1.85       2,521.92
       53  Automatic Data Processing, Inc.          144.0800     1.92       7,636.24
+      23  SAP SE - ADR                             107.2600     1.14       2,466.98
+      64  Taiwan Semiconductor Manufacturing
             Company, Ltd. - ADR                     38.1000     2.75       2,438.40
+      31  TE Connectivity, Ltd.                     75.4200     2.33       2,338.02

Global Dividend Sustainability Portfolio 2018-4
Portfolio (continued)
-------------------------------------------------------------------------------------
                                                              Current   Cost of
Number                                          Market Value  Dividend  Securities to
of Shares Name of Issuer (1)                    per Share (2) Yield (3) Portfolio (2)
-------------------------------------------------------------------------------------
          Materials - 8.80%
       47  Air Products and Chemicals, Inc.     $   154.3500     2.85%  $   7,254.45
+     128  BASF SE - ADR                             19.2000     3.52       2,457.60
       48  Ecolab, Inc.                             153.1500     1.07       7,351.20
+      65  Johnson Matthey plc                       37.8917     2.70       2,462.96
       69  PPG Industries, Inc.                     105.0900     1.83       7,251.21
          Utilities - 0.78%
+     114  Red Electica Corporation S.A.             20.7013     4.07       2,359.95
---------                                                               ------------
    4,660                                                               $ 304,293.35
=========                                                               ============

See "Notes to Portfolios".


Notes to Portfolios


(1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on October 31, 2018 and have settlement date of November 2, 2018 (see "The Portfolios").


(2) The value of each Security is determined on the bases set forth under "Public Offering--Unit Price" as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. In accordance with FASB Accounting Standards Codification ("ASC"), ASC 820, Fair Value Measurements and Disclosures, the Portfolio's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                                                   Profit
                                                                 Cost to          (Loss) To
                                                                 Sponsor           Sponsor
                                                             ---------------    ---------------

Dividend Sustainability Portfolio                            $      148,203     $       (31)
International Dividend Sustainability Portfolio              $      147,764     $       (85)
European Dividend Sustainability Portfolio                   $      203,387     $      (767)
Global Dividend Sustainability Portfolio                     $      304,596     $      (303)


"+"  indicates that the security was issued by a foreign company.

(3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's value as of the most recent close of trading on the New York Stock Exchange on the business day before the Initial Date of Deposit. Generally, estimated annual dividends per share are calculated by annualizing the most recently declared regular dividends or by adding the most recent regular interim and final dividends declared and reflect any foreign withholding taxes. In certain cases, this calculation may consider several recently declared dividends in order for the Current Dividend Yield to be more reflective of recent historical dividend rates.


            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


   To the Sponsor and Unitholders of Invesco Unit Trusts, Series 1920:

   Opinion on the Financial Statements

   We have audited the accompanying statements of condition (including the related portfolio schedules) of Dividend Sustainability Portfolio 2018-4; International Dividend Sustainability Portfolio 2018-4; European Dividend Sustainability Portfolio 2018-4 and Global Dividend Sustainability Portfolio 2018-4 (included in Invesco Unit Trusts, Series 1920 (the "Trust")) as of November 1, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of November 1, 2018, in conformity with accounting principles generally accepted in the United States of America.

   Basis for Opinion

   These financial statements are the responsibility of Invesco Capital Markets, Inc., the Sponsor. Our responsibility is to express an opinion on the Trust's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

   We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

   Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letters of credit deposited for the purchase of securities as shown in the statements of condition as of November 1, 2018 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audits provide a reasonable basis for our opinion.

                                                          /s/ GRANT THORNTON LLP

   We have served as the auditor of one or more of the unit investment trusts, sponsored by Invesco Capital Markets, Inc. and its predecessors, since 1976.

   New York, New York
   November 1, 2018

                                                  STATEMENTS OF CONDITION
                                                   As of November 1, 2018

                                                                  International      European          Global
                                                   Dividend         Dividend         Dividend         Dividend
                                                Sustainability   Sustainability   Sustainability   Sustainability
INVESTMENT IN SECURITIES                           Portfolio        Portfolio        Portfolio        Portfolio
                                                ---------------  ---------------  ---------------  ---------------
Contracts to purchase Securities (1)            $       148,172  $       147,679  $       202,620  $       304,293
                                                ---------------  ---------------  ---------------  ---------------
     Total                                      $       148,172  $       147,679  $       202,620  $       304,293
                                                ===============  ===============  ===============  ===============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                     $           219  $           933  $         1,317  $         1,851
     Deferred sales charge liability (3)                  3,334            3,323            4,559            6,847
     Creation and development fee liability (4)             741              738            1,013            1,522
Interest of Unitholders--
     Cost to investors (5)                              148,172          147,679          202,620          304,293
Less: deferred sales charge, creation and
          development fee and organization
          costs (2)(4)(5)(6)                              4,294            4,994            6,889           10,220
                                                ---------------  ---------------  ---------------  ---------------
          Net interest to Unitholders (5)               143,878          142,685          195,731          294,073
                                                ---------------  ---------------  ---------------  ---------------
     Total                                      $       148,172  $       147,679  $       202,620  $       304,293
                                                ===============  ===============  ===============  ===============
Units outstanding                                        14,818           14,768           20,263           30,430
                                                ===============  ===============  ===============  ===============
Net asset value per Unit                        $         9.710  $         9.662  $         9.660  $         9.664
                                                ===============  ===============  ===============  ===============


---------------------
(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the earlier of the close of the initial offering period (approximately three months) or six months following the Initial Date of Deposit to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

(6)  Assumes the maximum sales charge.




THE PORTFOLIOS
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   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Invesco Capital Markets, Inc., as Sponsor and Invesco Investment Advisers LLC, as Supervisor, and The Bank of New York Mellon, as Trustee.

   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in a portfolio of securities. Each Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of securities with greater diversification than they might be able to acquire individually.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, your Portfolio will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in the "Portfolios" and any additional securities deposited into the Portfolios.

   Additional Units of your Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by your Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit may be decreased. The Sponsor may continue to make additional deposits into your Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because your Portfolio will pay the associated brokerage or acquisition fees. Due to round lot requirements in certain foreign securities markets and market value fluctuations, your Portfolio may not be able to invest in each Security on any subsequent date of deposit in the same proportion as existed on the Initial Date of Deposit or immediately prior to the subsequent deposit of Securities. This could increase the potential for dilution of investments and variances in anticipated income. In addition, during the initial offering of Units it may not be possible to buy a particular Security due to regulatory or trading restrictions, or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in your Portfolio that are not subject to those limitations. This would also result in the dilution of the investment in any such Security not purchased and potential variances in anticipated income. Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions.

   Each Unit of your Portfolio initially offered represents an undivided interest in the Portfolio. At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units, fractional interest of each Unit in your Portfolio and the estimated distributions per Unit will increase or decrease to the extent of any adjustment. To the extent that any Units are redeemed to the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in your Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in your Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   Your Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any contract failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
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   The objective of your Portfolio is described in the individual Portfolio sections. There is no assurance that your Portfolio will achieve its objective.

   Dividend Sustainability Portfolio and Global Dividend Sustainability Portfolio. The Sponsor, on behalf of the Dividend Sustainability Portfolio and Global Dividend Sustainability Portfolio, has entered into a license agreement with Standard & Poor's Investment Advisory Services LLC ("SPIAS") under which the Portfolios are granted a license to use certain trademarks and tradenames, to the extent the Sponsor deems appropriate and desirable under federal and state securities laws to indicate the index that is a source for determining the composition of the Portfolios. "Standard & Poor's", "S&P", "Dividend Aristocrats" and "S&P 500" are registered trademarks of Standard & Poor's Financial Services LLC and have been licensed for use by Invesco Capital Markets, Inc. and the Portfolios. All information provided by Standard & Poor's Financial Services LLC is impersonal and not tailored to the needs of any person, entity or group of persons.

   The Portfolios and any other investment fund or other vehicle that is offered by third parties that uses a S&P Indices index or a benchmark or measure of performance, bears the S&P mark and/or seeks to provide an investment return based on the returns of any S&P Indices' index are not sponsored, endorsed, sold or promoted by SPIAS and its affiliates. SPIAS and its affiliates make no representation, condition or warranty, express or implied, to the owners of a portfolio or any member of the public regarding the advisability of investing in securities generally or in a Portfolio particularly or the ability of the S&P 500 Index or S&P 500 Dividend Aristocrats Index to track general stock market performance. Standard & Poor's Financial Services LLC only relationship to the Portfolios is the licensing of certain trademarks and trade names of Standard & Poor's and of the S&P 500 Dividend Aristocrats Index which are determined without regard to the Portfolios. SPIAS has no obligation to take the needs of the owners of the Portfolios into consideration in determining, composing or calculating the S&P 500 Index or S&P 500 Dividend Aristocrats Index. SPIAS is not responsible for and has not participated in the determination of the prices and amount of the Portfolios or the timing of the issuance or sale of the Portfolios. SPIAS has no obligation or liability in connection with the administration, marketing or sale of units of the Portfolios. There can be no assurance that future dividend payouts will equal or exceed past dividend payouts. SPIAS' parent company, S&P Global, may be one of the constituents of the S&P 500 Dividend Aristocrats Index and may be included in the Portfolios based solely on quantitative measurements.

   Standard & Poor's Investment Advisory Services LLC is a registered investment advisor with the U.S. Securities and Exchange Commission ("SEC") and a wholly owned subsidiary of S&P Global, SPIAS does not provide advice to underlying clients of the firms to which it provides services. SPIAS does not act as a "fiduciary" or as an "investment manager," as defined under ERISA, to any investor. SPIAS is not responsible for client suitability.

   Programs and products of the firms to which SPIAS provides services are not endorsed, sold or promoted by SPIAS and its affiliates, and SPIAS and its affiliates make no representation regarding the advisability of investing in those programs and products. With respect to the asset allocations and investments recommended by SPIAS, investors should realize that such investment recommendations are only a general recommendation. There is no agreement or understanding whatsoever that SPIAS will provide individualized advice to any investor. SPIAS does not take into account any information about any investor or any investor's assets when providing investment advisory services to firms to which SPIAS provides services. SPIAS does not have any discretionary authority or control with respect to purchasing or selling securities or making other investments. Individual investors should ultimately rely on their own judgment and/or the judgment of a financial advisor in making their investment decisions. SPIAS' parent company, S&P Global, may be one of the constituents of the S&P 500 Dividend Aristocrats Index and may be included in the Portfolio based solely on quantitative measurements.

   Standard & Poor's Financial Services LLC, SPIAS, and their affiliates (collectively "S&P"), and any third-party providers, as well as their directors, officers, shareholders, employees or agents (collectively with S&P, the "S&P Parties") do not guarantee the accuracy, completeness, adequacy or timeliness of any information, including ratings and valuations, and are not responsible for errors and omissions, or for the results obtained from the use of such information, and S&P Parties shall have no liability for any errors, omission, or interruptions therein (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such information. S&P PARTIES DISCLAIM ANY AND ALL EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. In no event shall S&P Parties be liable to any party for any direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, or losses (including, without limitation, lost income or lost profits and opportunity costs or losses caused by negligence) in connection with any use of the information contained in this document even if advised of the possibility of such damages.

   S&P's credit ratings are statements of opinion as of the date they are expressed and not statements of fact or recommendations to purchase, hold, or sell any securities or to make any investment decisions. S&P credit ratings should not be relied on when making any investment or other business decision. S&P's opinions and analyses do not address the suitability of any security. S&P does not act as a fiduciary or an investment advisor, except where registered as such. While S&P has obtained information from sources they believe to be reliable, S&P does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives.

   To the extent that regulatory authorities allow a rating agency to acknowledge in one jurisdiction a rating issued in another jurisdiction for certain regulatory purposes, S&P reserves the right to assign, withdraw or suspend such acknowledgement at any time and in its sole discretion. S&P Parties disclaim any duty whatsoever arising out of the assignment, withdrawal or suspension of an acknowledgment as well as any liability for any damage alleged to have been suffered on account thereof.

   S&P keeps certain activities of its business units separate from each other in order to preserve the independence and objectivity of their respective activities. As a result, certain business units of S&P may have information that is not available to other S&P business units. S&P has established policies and procedures to maintain the confidentiality of certain non-public information received in connection with each analytical process.

   S&P may receive compensation for its ratings and certain analyses, normally from issuers or underwriters of securities or from obligors. S&P reserves the right to disseminate its opinions and analyses. S&P's public ratings and analyses are made available on its Web sites, www.standardandpoors.com (free of charge), and www.ratingsdirect.com and www.globalcreditportal.com (subscription), and may be distributed through other means, including via S&P publications and third party redistributors. Additional information about our ratings fees is available at www.standardandpoors.com/usratingsfees.

   S&P provides a wide range of services to, or relating to, many organizations, including issuers of securities, investment advisers, broker-dealers, investment banks, other financial institutions and financial intermediaries, and accordingly may receive fees or other economic benefits from those organizations, including organizations whose securities or services they may recommend, rate, include in model portfolios, evaluate or otherwise address.

   SPIAS may consider research and other information from affiliates in making its investment recommendations. The investment policies of certain portfolios specifically state that among the information SPIAS will consider in evaluating a security are the credit ratings assigned by S&P. SPIAS does not consider the ratings assigned by other credit rating agencies. Credit rating criteria and scales may differ among credit rating agencies. Ratings assigned by other credit rating agencies may reflect more or less favorable opinions of creditworthiness than ratings assigned by S&P.

   European Dividend Sustainability Portfolio and Global Dividend Sustainability Portfolio. S&P[R] is a registered trademark of Standard & Poor's Financial Services LLC and has been licensed for use by S&P Dow Jones Indices LLC and sublicensed for certain purposes by the Sponsor. S&P Europe 350 Dividend Aristocrats[TM] is a trademark of S&P Dow Jones Indices LLC or its affiliates. The S&P Europe 350 Dividend Aristocrats Index (the "Index") is a product of S&P Dow Jones Indices LLC, and has been licensed for use by the Sponsor.

   The European Dividend Sustainability Portfolio and Global Dividend Sustainability Portfolio are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC or its affiliates or third party licensors (together, "S&P Dow Jones Indices"). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the Portfolios or any member of the public regarding the advisability of investing in securities generally or in the Portfolios particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices' only relationship to the Sponsor with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to the Sponsor or the Portfolios. S&P Dow Jones Indices has no obligation to take the needs of the Sponsor or the owners of the Portfolios into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Portfolios or the timing of the issuance or sale of the Portfolios or in the determination or calculation of the equation by which the Portfolios are to be selected. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Portfolios. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

   S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE PORTFOLIOS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND THE SPONSOR, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

   The Sponsor does not manage the Portfolios. You should note that the Sponsor applied the selection criteria to the Securities for inclusion in your Portfolio prior to the Initial Date of Deposit. After this time, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.

RISK FACTORS
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   All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

   Market Risk. Market risk is the risk that the value of the securities in your Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security of the issuer. Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls as is possible in a managed fund.

   Dividend Payment Risk. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay dividends on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time. If dividends received by your Portfolio are insufficient to cover expenses, redemptions or other Portfolio costs, it may be necessary for your Portfolio to sell Securities to cover such expenses, redemptions or other costs. Any such sales may result in capital gains or losses to you. See "Taxation".

   Index Correlation. The Dividend Sustainability Portfolio will consist of stocks from the S&P 500 Dividend Aristocrats Index, the European Dividend Sustainability Portfolio will consist of stocks from the S&P Europe 350 Dividend Aristocrats Index and the Global Dividend Sustainability Portfolio will consist of stocks from both the S&P 500 Dividend Aristocrats Index and the S&P Euro Dividend Aristocrats Index. Your Portfolio does not seek to replicate all of the components of the Index or its component weightings and the stocks in the Portfolio will not change if the index components, or their weightings within the index, change. The performance of your Portfolio will not correspond with the index for this reason and because your Portfolio incurs a sales charge and expenses.

   Foreign Stocks. Because the International Dividend Sustainability Portfolio and European Dividend Sustainability Portfolio invest exclusively in foreign stocks, and the Global Dividend Sustainability Portfolio invests significantly in foreign stocks, the Portfolios may involve additional risks that differ from an investment in domestic stocks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments or exchange of securities, foreign currency fluctuations or restriction on exchange or repatriation of currencies.

   The political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. It is possible that a government may take over the assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for a Portfolio to vote proxies, exercise investor rights, and pursue legal remedies with respect to its foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries, and securities and currency markets, and the value of a Portfolio's investments, in non-U.S. countries. No one can predict the impact that these factors could have on a Portfolio's securities.

   Certain stocks may be held in the form of American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs"), or other similar receipts. ADRs and GDRs represent receipts for foreign common stock deposited with a custodian (which may include the Trustee). The ADRs in your Portfolio, if any, trade in the U.S. in U.S. dollars and are registered with the SEC. GDRs are receipts, issued by foreign banks or trust companies, or foreign branches of U.S. banks, that represent an interest in shares of either a foreign or U.S. corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. ADRs and GDRs generally involve the same types of risks as foreign common stock held directly. Some ADRs and GDRs may experience less liquidity than the underlying common stocks traded in their home market. The Portfolios may invest in sponsored or unsponsored ADRs. Unlike a sponsored ADR where the depositary has an exclusive relationship with the foreign issuer, an unsponsored ADR may be created by a depositary institution independently and without the cooperation of the foreign issuer. Consequently, information concerning the foreign issuer may be less current or reliable for an unsponsored ADR and the price of an unsponsored ADR may be more volatile than if it was a sponsored ADR. Depositaries of unsponsored ADRs are not required to distribute shareholder communications received from the foreign issuer or to pass through voting rights to its holders. The holders of unsponsored ADRs generally bear all the costs associated with establishing the unsponsored ADR, whereas the foreign issuers typically bear certain costs in a sponsored ADR.

   The purchase and sale of the foreign securities may occur in foreign securities markets. Certain of the factors stated above may make it impossible to buy or sell them in a timely manner or may adversely affect the value received on a sale of securities. Custody of certain of the securities in your Portfolio may be maintained by a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee. In addition, round lot trading requirements exist in certain foreign securities markets. These round lot trading requirements could cause the proportional composition and diversification of your Portfolio's securities to vary when the Portfolio purchases additional securities or sells securities to satisfy expenses or Unit redemptions. This could have a material impact on investment performance and portfolio composition. Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign securities markets, currency markets, trading systems and brokers may be less than in the U.S. The procedures and rules governing foreign transactions and custody (holding of the Portfolios' assets) also may involve delays in payment, delivery or recovery of money or investments.

   Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies. Thus, there may be less information publicly available about foreign companies than about most U.S. companies.

   Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities. This means the Portfolios may at times be unable to sell foreign securities in a timely manner or at favorable prices.

   Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these securities and dividends will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. To determine the value of foreign securities or their dividends, the Trustee will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Trustee may not reflect the amount your Portfolio would receive in U.S. dollars, had the Trustee sold any particular currency in the market. The value of the Securities in terms of U.S. dollars, and therefore the value of your Units, will decline if the U.S. dollar decreases in value relative to the value of the currencies in which the Securities trade.

   European Issuers. The International Sustainability Portfolio, the European Sustainability Portfolio and the Global Dividend Sustainability Portfolio invest significantly in securities issued by European companies. Investments in a single region, even though representing a number of different countries within the region, may be affected by common economic forces and other factors. A significant number of countries in Europe are member states in the ("EU"), and the member states no longer control their own monetary policies by directing independent interest rates for their currencies. In these member states, the authority to direct monetary policies including money supply and official interest rates for the Euro is exercised by the European Central Bank. The European sovereign debt crisis and the related austerity measures in certain countries have had, and continue to have, a significant impact on the economies of certain European countries and their future economic outlooks. Further, political or economic disruptions in European countries, even in countries in which your Portfolio is not invested, may adversely affect security values and thus the Portfolio's holdings. The risks associated with investing in European securities may be heightened because of risks due to the inexperience of financial intermediaries, the lack of modern technology, the lack of a sufficient capital base to expand business operations and the possibility of permanent or temporary termination of trading and greater spreads between bid and asked prices for securities in those markets.

   As discussed under the "United Kingdom" subsection below, there is particular uncertainty regarding the state of the EU following the United Kingdom's ("U.K.") initiation on March 27, 2017 of the process to exit from the EU ("Brexit"). Brexit marks the first time that a significant member of the EU will have left and there is no detailed mechanism in the treaties establishing the EU for a member to exit. The precise economic impact will depend on many factors, including the future trade arrangement between the U.K. and the rest of the EU. One of the key global concerns that may continue to provide uncertainty in the markets is that the U.K. could be just the first of more EU countries to leave the union.

   United Kingdom. The International Dividend Sustainability Portfolio and European Dividend Sustainability Portfolio invest significantly in stocks issued by companies located in the U.K.. As a result, your Portfolio may be affected unfavorably by political developments, social instability, changes in government policies and other political and economic developments in the U.K. Following a 2016 public referendum in which the British public voted in favor of Brexit, the nation's Prime Minister officially set the exit process in motion on March 27, 2017. As a result of the uncertainty related to these developments, the financial markets and transactional activity in the U.K. has since been markedly lower. There is no clarity on the trading arrangements which will apply in respect of the U.K. after Brexit. As part of the Brexit negotiations, Britain may seek to arrange an appropriate free trade agreement with the EU and it will in many cases need to negotiate new free trade agreements with countries outside the EU. There is expected to be heightened uncertainty, diminished confidence and lower spending and investment to result in weaker growth. The precise impact of the Brexit decision on the U.K. may take multiple years to determine and will only become clearer as the negotiations surrounding Brexit progress. Of course, the Sponsor cannot predict the length of the time or processes involved in the U.K.'s exit from the EU.

   On October 28, 2016, S&P reaffirmed its downgrade of the U.K.'s AAA rating to AA. S&P previously stated that Brexit will hurt growth as it will lead to less predictable, stable, and effective policy framework in the U.K. and put the U.K. at greater risk as it faces substantial challenges to successfully negotiating its exit.

   Canada. The International Dividend Sustainability Portfolio invests significantly in stocks issued by companies headquartered, or with a significant presence, in Canada. Canada is a major producer of commodities, including forest products, metals, agricultural products and energy related products, including oil, gas, and hydroelectricity. Accordingly, changes in the supply and demand of base commodity resources and industrial and precious metals and materials, both domestically and internationally, can have a significant effect on Canadian market performance.

   France. The European Dividend Sustainability Portfolio invests significantly in stocks issued by companies located in France. Despite some recent reform and privatization, the French government continues to control a large portion of French economic activity. The government owns shares in corporations in a range of sectors including banking, energy production and distribution, automotive, transportation and telecommunications. Therefore, government instability can have a negative effect on the French economy. In particular, heavy regulation of labor and product markets is pervasive and can stifle French economic growth or cause prolonged periods of recession.

   The French economy is susceptible to risks relating to its membership in the EU. The French economy, along with certain other EU economies, experienced a significant economic slowdown during the recent financial crisis. As a result, the French economy has experienced volatility and adverse trends due to concerns about a prolonged economic downturn and rising government debt levels amidst the EU sovereign debt crisis. Interest rates on France's debt may rise to levels that make it difficult for it to service high debt levels without significant financial help from, among others, the European Central Bank, and could potentially lead to default.

   The French economy is dependent to a significant extent on the economies of certain key trading partners, including Germany and other Western European countries. Reduction in spending on French products and services, or changes in any of those economies may have an adverse impact on the French economy. The French economy is dependent on agricultural exports, and as a result, is susceptible to fluctuations in demand for agricultural products. France may also be subject to acts of terrorism, which can negatively affect its economy and in particular its tourism industry.

   Switzerland. The International Dividend Sustainability Portfolio and the European Dividend Sustainability Portfolio invest significantly in stocks issued by companies located in Switzerland. Although Switzerland is not a member of the EU, the Swiss economy is dependent on the economies of other European nations as key trading partners. Any reduction in spending by other European countries could have a negative effect on the Swiss economy. The European sovereign-debt crisis has resulted in a weakened Euro and has put into question the future financial prospects of the surrounding region. The ongoing implementation of the EU provisions and Euro conversion process may materially impact revenues, expenses or income and increase competition for other European companies, which could have an effect on the Swiss economy. Since Switzerland has few natural resources, any fluctuation or shortage in the commodity markets could have a negative impact on the nation's economy.

   Industry Risks. The Portfolios invest significantly in certain industries. Any negative impact on these industries will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.


   Consumer Discretionary and Consumer Staples Issuers. The Dividend Sustainability Portfolio, the European Dividend Sustainability Portfolio and the Global Dividend Sustainability Portfolio invest significantly in companies that manufacture or sell various consumer products. General risks of these companies include the overall state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Global factors including political developments, imposition of import controls, fluctuations in oil prices, and changes in exchange rates may adversely affect issuers of consumer products and services.


   Competitiveness in the retail industry may require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but may require sophisticated technology to remain competitive. Changes in demographics and consumer tastes can also affect the demand for, and the success of, consumer products and services in the marketplace. Consumer products and services companies may be subject to government regulation affecting their products and operations which may negatively impact performance. Tobacco companies may be adversely affected by new laws, regulations and litigation.

   Financial Services Issuers. The International Dividend Sustainability Portfolio invests significantly in financial services companies. Companies in the financial services industry include, but are not limited to, companies involved in activities such as banking, mortgage finance, consumer finance, specialized finance, industrial finance and leasing, investment banking and brokerage, asset management and custody, corporate lending, insurance, and financial investment and real estate, including real estate investment trusts. In general, financial services issuers are substantially affected by changes in economic and market conditions, including: the liquidity and volatility levels in the global financial markets; interest rates, as well as currency and commodities prices; investor sentiment; the rate of corporate and consumer defaults; inflation and unemployment; the availability and cost of capital and credit; exposure to various geographic markets or in commercial and residential real estate; competition from new entrants in their fields of business; extensive government regulation; and the overall health of the U.S. and international economies. Due to the wide variety of companies in the financial services sector, they may behave and react in different ways in response to changes in economic and market conditions.

   Companies in the financial services sector are subject to several distinct risks. Such companies may be subject to systematic risk, which may result due to factors outside the control of a particular financial institution -- like the failure of another, significant financial institution or material disruptions to the credit markets -- that could adversely affect the ability of the financial institution to operate normally or may impair its financial condition. Financial services companies are typically affected by changes in interest rates, and may be disproportionally affected as a result of volatile and/ or rising interest rates.

   Certain financial services companies may themselves have concentrated portfolios, which makes them vulnerable to economic conditions that affect that industry. Companies in this sector are often subject to credit risk, meaning they may have exposure to investments or agreements which under certain circumstances may lead to losses.

   The financial services sector may be adversely affected by global developments including recessionary conditions, deterioration in the credit markets and concerns over sovereign debt. This may increase the credit risk, and possibility of default, of bonds issued by such institutions faced with these problems. In addition, the liquidity of certain debt instruments may be reduced or eliminated due to the lack of available market makers. There can be no assurance that the risks associated with investment in financial services issuers will decrease even assuming that the U.S. and/or foreign governments and agencies take steps to address problems that may arise.

   Most financial services companies are subject to extensive governmental regulation, which limits their activities and may affect their ability to earn a profit from a given line of business. This also exposes financial services issuers to regulatory risk, where certain financial services companies may suffer setbacks if regulators change the rules under which they operate. Challenging economic and political conditions, along with increased public scrutiny during the past several years, led to new legislation and increased regulation in the U.S. and abroad, creating additional difficulties for financial institutions. Regulatory initiatives and requirements that were proposed around the world may be inconsistent or may conflict with previous regulations to which financial services issuers were subject, thereby resulting in higher compliance and legal costs, as well as the potential for higher operational, capital and liquidity costs. Proposed or enacted regulations may further limit the amounts and types of loans and other financial commitments certain financial services issuers can make, and further, may limit the interest rates and fees they can charge, the prices they can charge and the amount of capital they must maintain. These laws and regulations may affect the manner in which a particular financial institution does business and the products and services it may provide. Increased regulation may restrict a company's ability to compete in its current businesses or to enter into or acquire new businesses. New regulations may reduce or limit a company's revenue or impose additional fees, limit the scope of their activities, increase assessments or taxes on those companies and intensify regulatory supervision, adversely affecting business operations or leading to other negative consequences.

   Among the most prominent pieces of U.S. legislation following the 2008 financial crisis was the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), enacted into federal law on July 21, 2010. The Dodd-Frank Act included reforms and refinements to modernize existing laws to address emerging risks and issues in the nation's evolving financial system. It also established entirely new regulatory regimes, including in areas such as systemic risk regulation, over-the-counter derivatives market oversight, and federal consumer protection. The Dodd-Frank Act intended to cover virtually all participants in the financial services industry for years to come, including banks, thrifts, depository institution holding companies, mortgage lenders, insurance companies, industrial loan companies, broker-dealers and other securities and investment advisory firms, private equity and hedge funds, consumers, numerous federal agencies and the federal regulatory structure. In particular, certain provisions of the Dodd-Frank Act increased the capital requirements of certain financial services companies supervised by the Federal Reserve, resulting in such companies incurring generally higher deposit premiums. These types of regulatory changes led to some adverse effects on certain financial services issuers and decreases in such issuers' profits or revenues.

   The Economic Growth, Regulatory Relief and Consumer Protection Act (the "Relief Act"), enacted into federal law on May 23, 2018, introduces changes on several aspects of the U.S. financial industry. The Relief Act dilutes some of the stringent regulations imposed by the Dodd-Frank Act and aims to make things easier for small- and medium-sized U.S. banks -- however, all banks will remain regulated. The Relief Act will relieve small-and medium-sized banks from major regulatory compliance costs linked with stricter scrutiny. The Relief Act may lead to further deregulation and roll-back of the Dodd-Frank Act and the Sponsor is unable to predict the impact that such changes may have on financial services issuers

   Financial services companies in foreign countries are also subject to regulatory and interest rate concerns. In particular, government regulation in certain foreign countries may include controls on interest rates, credit availability, prices and currency transfers. The departure of any European Union ("EU") member from use of the Euro could lead to serious disruptions to foreign exchanges, operations and settlements, which may have an adverse effect on financial services issuers. More recently, there is uncertainty regarding the state of the EU following the United Kingdom's ("U.K.") initiation on March 27, 2017, of the process to exit from the EU ("Brexit"). One of the key global concerns that may continue to provide uncertainty in the markets is that the U.K. could be just the first of more EU countries to leave the union. The effect that Brexit may have on the global financial markets or on the financial services companies in your Portfolio is uncertain.

   Commercial banks (including "money center" regional and community banks), savings and loan associations and holding companies of the foregoing are especially subject to adverse effects of volatile interest rates, concentrations of loans in particular industries or classifications (such as real estate, energy, or sub-prime mortgages), and significant competition. The profitability of these businesses is to a significant degree dependent on the availability and cost of capital funds. Economic conditions in the real estate market may have a particularly strong effect on certain banks and savings associations. Commercial banks and savings associations are subject to extensive federal and, in many instances, state regulation. Neither such extensive regulation nor the federal insurance of deposits ensures the solvency or profitability of companies in this industry, and there is no assurance against losses in securities issued by such companies.

   Insurance companies are particularly subject to government regulation and rate setting, potential antitrust and tax law changes, and industry-wide pricing and competition cycles. Property and casualty insurance companies also may be affected by weather, terrorism, long-term climate changes, and other catastrophes. Life and health insurance companies may be affected by mortality and morbidity rates, including the effects of epidemics. Individual insurance companies may be exposed to reserve inadequacies, problems in investment portfolios (for example, real estate or "junk" bond holdings) and failures of reinsurance carriers.

   Many of the investment considerations discussed in connection with banks and insurance companies also apply to other financial services companies. These companies are subject to extensive regulation, rapid business changes, and volatile performance dependent on the availability and cost of capital and prevailing interest rates and significant competition. General economic conditions significantly affect these companies. Credit and other losses resulting from the financial difficulty of borrowers or other third parties have a potentially adverse effect on companies in this industry. Investment banking, securities brokerage and investment advisory companies are particularly subject to government regulation and the risks inherent in securities trading and underwriting activities.

   The financial condition of customers, clients and counterparties, including other financial institutions, could adversely affect financial services issuers. Financial services issuers are interrelated as a result of market making, trading, clearing or other counterparty relationships. Many of these transactions expose financial services issuers to credit risk as a result of the actions of, or deterioration in, the commercial soundness of other counterparty financial institutions. Economic and market conditions may increase credit exposures due to the increased risk of customer, client or counterparty default. Downgrades to the credit ratings of financial services issuers could have a negative effect on liquidity, cash flows, competitive position, financial condition and results of operations by significantly limiting access to funding or capital markets, increasing borrowing costs or triggering increased collateral requirements. Financial services issuers face significant legal risk, both from regulatory investigations and proceedings, as well as private actions. Profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

   Health Care Issuers. The European Dividend Sustainability Portfolio invests significantly in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotechnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. General risks of health care companies include extensive competition, product liability litigation and evolving government regulation.

   Drug and medical products companies face the risk of increasing competition from new products or services, generic drug sales, product obsolescence, increased government regulation, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative effect on a company and its stock. The goods and services of health care issuers are also subject to risks of malpractice claims, product liability claims or other litigation, which may be especially costly and slow with foreign health care issuers. Special problems may arise in attempting to enforce claims against foreign governments.

   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, an increased emphasis on outpatient services, confidence in the facility, management capabilities, competitive forces that may result in price discounting, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).

   Investing in foreign health care companies poses additional risks due to political, social and economic developments or instability abroad; global health pandemics; the threat of terrorist attacks; the differences between regulations in the U.S. and regulations abroad; the seizure by the government of company assets; excessive taxation; withholding taxes on dividends and interest; different accounting standards; and limitations on the use or transfer of portfolio assets. Compliance with the Foreign Corrupt Practices Act is also of concern, particularly in developing countries where there tends to be a higher risk of corruption in the life sciences sector. Further, some foreign issuers may not be subject to the reporting requirements of the Securities Exchange Act of 1934, and less information about them may be publicly available than is available for a domestic issuer. Stock markets may also be open on different days or at different times in foreign markets and be more volatile abroad than in the U.S. Foreign investments may operate in a currency other than the U.S. dollar. Certain currencies may be especially unstable and foreign governments may intervene in the market. Such fluctuations in currency exchange rates relative to the U.S. dollar may affect the value of a company and its stock.

   Many European countries are member states in the European Union, and the authority to direct monetary policies, such as money supply or interest rates for the Euro, belongs to the European Central Bank, rather than the individual member states. Additionally, the debt crisis in Europe and the related austerity measures in certain countries have also had a significant negative impact on the economies of certain European countries and may continue to affect their future economic outlooks.

   In the United Kingdom, Parliament in 2012 enacted the Health and Social Care Act ("Act"), which reorganized the health care system. Significant provisions of the Act include the creation of new health boards to oversee services and allocate resources, among other things. The Act continues to have an impact as it effectuates further reform within the United Kingdom. For example, in England in 2013, primary care trusts were eliminated and replaced by Clinical Commission Groups, which are statutory bodies responsible for planning and commission local health care services.

   Elsewhere in Europe, country-specific regulations and reforms also continue to have a significant impact on the health care sector. In France, a regulation that introduced formal medioeconomic assessments into the approval and pricing decisions of drugs impacted biopharma companies. In Germany, a new "treatment contract" was instituted to govern patient-provider relationships. The Sponsor is unable to predict the full impact of these reforms on the Securities in your Portfolio.

   Industrials Issuers. The European Dividend Sustainability Portfolio invests significantly in industrials companies. General risks of industrials companies include the general state of the economy, intense competition, imposition of import controls, volatility in commodity prices, currency exchange rate fluctuation, consolidation, labor relations, domestic and international politics, excess capacity and consumer spending trends. Companies in the industrials sector may be adversely affected by liability for environmental damage and product liability claims. Capital goods companies may also be significantly affected by overall capital spending and leverage levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, depletion of resources, government regulations, government contracts and e-commerce initiatives.

   Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and nonresidential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction materials and equipment manufacturers. Stocks of transportation companies are cyclical and can be significantly affected by economic changes, fuel prices and insurance costs. Transportation companies in certain countries may also be subject to significant government regulation and oversight, which may negatively impact their businesses.

   Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in your Portfolio, or on the tax treatment of your Portfolio or of your investment in a Portfolio. In addition, litigation regarding any of the issuers of the Securities or of the industries represented by these issuers may negatively impact the share prices of these Securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the Securities.

   Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. The market for certain investments may become less liquid or illiquid due to adverse changes in the conditions of a particular issuer or due to adverse market or economic conditions. In the absence of a liquid trading market for a particular security, the price at which such security may be sold to meet redemptions, as well as the value of the Units of your Portfolio, may be adversely affected. No one can guarantee that a liquid trading market will exist for any security.

   No FDIC Guarantee. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
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   General. Units are offered at the Public Offering Price which consists of the net asset value per Unit plus organization costs plus the sales charge. The net asset value per Unit is the value of the securities, cash and other assets in your Portfolio reduced by the liabilities of the Portfolio divided by the total Units outstanding. The maximum sales charge equals 2.75% of the Public Offering Price per Unit (2.828% of the aggregate offering price of the Securities) at the time of purchase.

   The initial sales charge is the difference between the total sales charge amount (maximum of 2.75% of the Public Offering Price per Unit) and the sum of the remaining fixed dollar deferred sales charge and the fixed dollar creation and development fee (initially $0.275 per Unit). Depending on the Public Offering Price per Unit, you pay the initial sales charge at the time you buy Units. The deferred sales charge is fixed at $0.225 per Unit. Your Portfolio pays the deferred sales charge in installments as described in the "Fee Table." If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. The initial and deferred sales charges are referred to as the "transactional sales charge." The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing your Portfolio and is described under "Expenses." The creation and development fee is fixed at $0.05 per Unit. Your Portfolio pays the creation and development fee as of the close of the initial offering period as described in the "Fee Table." If you redeem or sell your Units prior to collection of the creation and development fee, you will not pay the creation and development fee upon redemption or sale of your Units. After the initial offering period the maximum sales charge will be reduced by 0.50%, reflecting the previous collection of the creation and development fee. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown in the "Fee Table" if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown in the "Fee Table" if the Public Offering Price per Unit exceeds $10. In no event will the maximum total sales charge exceed 2.75% of the Public Offering Price per Unit.

   The "Fee Table" shows the sales charge calculation at a $10 Public Offering Price per Unit. At a $10 Public Offering Price, there is no initial sales charge during the initial offering period. If the Public Offering Price exceeds $10 per Unit, you will pay an initial sales charge equal to the difference between the total sales charge and the sum of the remaining deferred sales charge and the creation and development fee. For example, if the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.385 (2.75% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.110, a deferred sales charge of $0.225 and the creation and development fee of $0.050. Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed your sales charge at the time you buy Units. In such a situation, the value of securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by your Portfolio. If the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.165 (2.75% of the Public Offering Price per Unit), which consists of an initial sales charge (credit) of -$0.110, a deferred sales charge of $0.225 and a creation and development fee of $0.050.

   The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

   Reducing Your Sales Charge. The Sponsor offers ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount to be eligible for a reduced sales charge. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units.

   Fee Accounts. Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "fee based" charge ("Fee Based") is imposed ("Fee Accounts"). If Units of a Portfolio are purchased for a Fee Account and the Portfolio is subject to a Fee Based charge (i.e., the Portfolio is "Fee Based Eligible"), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee of $0.05 per Unit that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio. Fee Based Eligible Units are not eligible for any sales charge discounts in addition to that which is described in this paragraph and under the "Fee Accounts" section found below.

   Employees. Employees, officers and directors (including their spouses (or the equivalent if recognized under local law) and children or step-children under 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons) of Invesco Capital Markets, Inc. and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

   Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Since the deferred sales charge and creation and development fee are fixed dollar amounts per unit, your Portfolio must charge these amounts per unit regardless of this discount. If you elect to reinvest distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   Unit Price. The Public Offering Price of Units will vary from the amounts stated under "Essential Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities upon deposit by the Sponsor was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. The Evaluation Time is the close of the New York Stock Exchange on each business day. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", means any day on which the New York Stock Exchange is open for regular trading. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

   The value of portfolio securities is based on the securities' market price when available. When a market price is not readily available, including circumstances under which the Trustee determines that a security's market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Trustee or an independent pricing service used by the Trustee. In these cases, a Portfolio's net asset value will reflect certain portfolio securities' fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to the Portfolios.

   During the initial offering period, part of the Public Offering Price represents an amount that will pay the costs incurred in establishing your Portfolio. These costs include the costs of preparing documents relating to your Portfolio (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, the initial fees and expenses of the Trustee and the initial audit. Your Portfolio will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when your Portfolio pays these costs.

   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   Unit Sales Concessions. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period of 2.00% of the Public Offering Price per Unit.

   Volume Concession Based Upon Annual Sales. As described below, broker-dealers and other selling agents may in certain cases be eligible for an additional concession based upon their annual eligible sales of all Invesco fixed income and equity unit investment trusts. Eligible sales include all units of any Invesco unit investment trust underwritten or purchased directly from Invesco during a trust's initial offering period. For purposes of this concession, trusts designated as either "Invesco Unit Trusts, Taxable Income Series" or "Invesco Unit Trusts, Municipal Series" are fixed income trusts, and trusts designated as "Invesco Unit Trusts Series" are equity trusts. In addition to the regular concessions or agency commissions described above in "Unit Sales Concessions" all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Invesco unit investment trusts during the previous consecutive 12-month period through the end of the most recent month. The Volume Concession, as applicable to equity and fixed income trust units, is set forth in the following table:

                                 Volume Concession
                             --------------------------
      Total Sales            Equity Trust  Fixed Income
      (in millions)              Units     Trust Units
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$25 but less than $100           0.035%       0.035%
$100 but less than $150          0.050        0.050
$150 but less than $250          0.075        0.075
$250 but less than $1,000        0.100        0.100
$1,000 but less than $5,000      0.125        0.100
$5,000 but less than $7,500      0.150        0.100
$7,500 or more                   0.175        0.100

   Broker-dealers and other selling firms will not receive the Volume Concession on the sale of units purchased in Fee Accounts, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the Volume Concession table above. Secondary market sales of all unit investment trusts are excluded for purposes of the Volume Concession. Eligible dealer firms and other selling agents include clearing firms that place orders with Invesco and provide Invesco with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of the concessions or agency commissions from time to time. For a trust to be eligible for this additional compensation, the trust's prospectus must include disclosure related to this additional compensation.

   Additional Information. Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. For all secondary market transactions the total concession or agency commission will amount to 80% of the applicable sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of the Portfolios and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Portfolios and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

   Sponsor Compensation. The Sponsor will receive the total sales charge applicable to each transaction. Except as provided under "Unit Distribution," any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to your Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of Units held by the Sponsor for sale to the public. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934, as amended ("1934 Act").

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Market for Units. Although it is not obligated to do so, the Sponsor may maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
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   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
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   As described above, Units may be available for purchase by investors in Fee Accounts where a Portfolio is Fee Based Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if a Portfolio is Fee Based Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).

Initial sales charge             0.00%
Deferred sales charge            0.00
                                 -----
      Transactional sales charge 0.00%
                                 =====
Creation and development fee     0.50%
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      Total sales charge         0.50%
                                 =====

   You should consult the "Public Offering--Reducing Your Sales Charge" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio. To purchase Units in these Fee Accounts, your financial professional must purchase Units designated with one of the Fee Based CUSIP numbers set forth under "Essential Information," either Fee Based Cash for cash distributions or Fee Based Reinvest for the reinvestment of distributions in additional Units, if available. See "Rights of Unitholders--Reinvestment Option."

RIGHTS OF UNITHOLDERS
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   Distributions. Dividends and interest, net of expenses, and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Essential Information". Distributions made by the securities in your Portfolio include ordinary income, but may also include sources other than ordinary income such as returns of capital, loan proceeds, short-term capital gains and long-term capital gains (see "Taxation--Distributions"). In addition, the Portfolios will generally make required distributions at the end of each year because each is structured as a "regulated investment company" for federal tax purposes. Unitholders will also receive a final distribution of income when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally two business days after Units are ordered, or any shorter period as may be required by the applicable rules under the 1934 Act). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. See "Rights of Unitholders--Reinvestment Option".

   Dividends and interest received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   Estimated Distributions. The estimated initial distribution and estimated net annual income per Unit may be shown under "Essential Information." Generally, the estimate of the income a Portfolio may receive is based on the most recent ordinary quarterly dividends declared by an issuer, the most recent interim and final dividends declared for certain foreign issuers, or scheduled income payments (in all cases accounting for any applicable foreign withholding taxes). In certain cases, estimated net annual income may also be based upon several recently declared dividends of an issuer. However, common stocks do not assure dividend payments and therefore the amount of future dividend income to your Portfolio is uncertain. The actual net annual distributions may decrease over time because a portion of the Securities included in a Portfolio will be sold to pay for the organization costs, deferred sales charge and creation and development fee. Securities may also be sold to pay regular fees and expenses during a Portfolio's life. Dividend and income conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends/income paid or declared over several years or other periods may be used to estimate annual distributions. The actual net annual income distributions you receive will vary from the estimated amount due to changes in a Portfolio's fees and expenses, in actual income received by a Portfolio, currency fluctuations and with changes in a Portfolio such as the acquisition, call, maturity or sale of Securities. Due to these and various other factors, actual income received by a Portfolio will most likely differ from the most recent dividends or scheduled income payments.

   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). The CUSIP numbers for either "Cash" distributions or "Reinvest" for the reinvestment of distributions are set forth under "Essential Information". Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company ("DTC") or purchase a Reinvest (or Fee Based Reinvest in the case of Fee Based Eligible Units held in Fee Accounts) CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. The reinvestment option is not offered during the 30 calendar days prior to termination. If Units are unavailable for reinvestment or this reinvestment option is no longer available, distributions will be paid in cash. Distributions will be taxable to Unitholders if paid in cash or automatically reinvested in additional Units. See "Taxation".

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor shall have the right to suspend or terminate the reinvestment plan at any time. The reinvestment plan is subject to availability or limitation by each broker-dealer or selling firm. Broker-dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information.

   Redemption of Units. All or a portion of your Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee, but you are responsible for applicable governmental charges, if any. Units redeemed by the Trustee will be canceled. You may redeem all or a portion of your Units by sending a request for redemption to your bank or broker-dealer through which you hold your Units. No later than two business days (or any shorter period as may be required by the applicable rules under the 1934 Act) following satisfactory tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a business day, the date of tender is deemed to be the next business day. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

   Unitholders tendering 1,000 or more Units of the Dividend Sustainability Portfolio or International Dividend Sustainability Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. The European Dividend Sustainability Portfolio and Global Dividend Sustainability Portfolio will generally not offer in kind distributions. Unitholders may not request an in kind distribution during the initial offering period or within 30 calendar days of a Portfolio's termination. Your Portfolio generally will not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at DTC. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares. The in kind distribution option may be modified or discontinued at any time without notice. Notwithstanding the foregoing, if the Unitholder requesting an in kind distribution is the Sponsor or an affiliated person of a Portfolio, the Trustee may make an in kind distribution to such Unitholder provided that no one with a pecuniary incentive to influence the in kind distribution may influence selection of the distributed securities, the distribution must consist of a pro rata distribution of all portfolio securities (with limited exceptions) and the in kind distribution may not favor such affiliated person to the detriment of any other Unitholder. Unitholders will incur transaction costs in liquidating securities received in an in-kind distribution, and any such securities received will be subject to market risk until sold. In the event that any securities received in-kind are illiquid, Unitholders will bear the risk of not being able to sell such securities in the near term, or at all.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in your Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends or other income distributions receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio (including costs associated with liquidating securities after the end of the initial offering period) and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price are not reduced by the estimated organization costs or the creation and development fee. For these purposes, the Trustee will determine the value of the Securities as described under "Public Offering--Unit Price".

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   Exchange Option. When you redeem Units of your Portfolio or when your Portfolio terminates (see "Rollover" below), you may be able to exchange your Units for units of other Invesco unit trusts. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. A rollover or exchange is a taxable event to you. We may discontinue this option at any time.

   Rollover. We may offer a subsequent series of each Portfolio for a Rollover when the Portfolios terminate.

   On the Mandatory Termination Date you will have the option to (1) participate in a Rollover and have your Units reinvested into a subsequent trust series or (2) receive a cash distribution.

   If you elect to participate in a cash Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

   We may make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Portfolios. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Portfolio procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxation".

   Units. Ownership of Units is evidenced in book-entry form only and will not be evidenced by certificates. Units purchased or held through your bank or broker-dealer will be recorded in book-entry form and credited to the account of your bank or broker-dealer at DTC. Units are transferable by contacting your bank or broker-dealer through which you hold your Units. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and your agreement with the DTC participant in whose name your Units are registered on the transfer records of DTC.

   Reports Provided. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
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   Portfolio Administration. Your Portfolio is not a managed fund and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect your Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to your Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept an offer if the Supervisor determines that the sale or exchange is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. If securities or property are acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in your Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in a Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   The Sponsor may direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to your Portfolio. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your Portfolio on the Initial Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that your Portfolio continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Portfolio.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of Portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with your Portfolio, the Sponsor or dealers participating in the offering of Units.

   Pursuant to an exemptive order, your Portfolio may be permitted to sell Securities to a new trust when it terminates if those Securities are included in the new trust. The exemption may enable your Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   Termination. Your Portfolio will terminate on the Mandatory Termination Date specified under "Essential Information" or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If your Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Qualified Unitholders may elect an in kind distribution of Securities, provided that Unitholders may not request an in kind distribution of Securities within 30 calendar days of a Portfolio's termination. Any in kind distribution of Securities will be made in the manner and subject to the restrictions described under "Rights of Unitholders--Redemption of Units", provided that, in connection with an in kind distribution election more than 30 calendar days prior to termination, Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of your Portfolio. See "Additional Information".

   Limitations on Liabilities. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.


   Sponsor. Invesco Capital Markets, Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. ("Invesco Advisers"). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of September 30, 2018, the total stockholders' equity of Invesco Capital Markets, Inc. was $98,141,889.75 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $980.9 billion as of September 30, 2018.


   The Sponsor and your Portfolio have adopted a code of ethics requiring Invesco Ltd.'s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate your Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. If you have questions regarding your account or your Portfolio, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

TAXATION
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   This section summarizes some of the principal U.S. federal income tax consequences of owning Units of the Portfolios. Tax laws and interpretations are subject to change, possibly with retroactive effect. Substantial changes to the federal tax law were passed and signed into law in December 2017, many of which became effective in 2018 and may affect your investment in a Portfolio in a number of ways, including possible unintended consequences. This summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, a tax-exempt entity, financial institution, person who marks to market their Units or other investor with special circumstances. In addition, this section does not describe your alternative minimum, state, local or foreign tax consequences of investing in a Portfolio.

   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the federal income tax treatment of the assets to be deposited in your Portfolio.

   Additional information related to taxes is contained in the Information Supplement. As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

   Portfolio Status. Your Portfolio intends to elect and to qualify annually as a "regulated investment company" ("RIC") under the federal tax laws. If your Portfolio qualifies under the tax law as a RIC and distributes its income in the manner and amounts required by the RIC tax requirements, the Portfolio generally will not pay federal income taxes. But there is no assurance that the distributions made by your Portfolio will eliminate all taxes for every year at the level of your Portfolio.

   Distributions. Portfolio distributions are generally taxable to you. After the end of each year, you will receive a tax statement reporting your Portfolio's distributions, including the amounts of ordinary income distributions and capital gains dividends. Your Portfolio may make taxable distributions to you even in periods during which the value of your Units has declined. Ordinary income distributions are generally taxed at your federal tax rate for ordinary income, however, as further discussed below, certain ordinary income distributions received from your Portfolio may be taxed, under current federal law, at the capital gains tax rates. Certain ordinary income dividends on Units that are attributable to qualifying dividends received by your Portfolio from certain corporations may be reported by the Portfolio as being eligible for the dividends received deduction for corporate Unitholders provided certain holding period requirements are met. Income from the Portfolio and gains on the sale of your Units may also be subject to a 3.8% federal tax imposed on net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. In addition, your Portfolio may make distributions that represent a return of capital for tax purposes to the extent of the Unitholder's basis in the Units, and any additional amounts in excess of basis would be taxed as a capital gain. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. The tax status of your distributions from your Portfolio is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from your Portfolio that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat certain distributions made to you in January as if you had received them on December 31 of the previous year.

   A distribution paid by your Portfolio reduces the Portfolio's net asset value per Unit on the date paid by the amount of the distribution. Accordingly, a distribution paid shortly after a purchase of Units by a Unitholder would represent, in substance, a partial return of capital, however, it would be subject to income taxes.

   Sale or Redemption of Units. If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units from the amount you receive in the transaction. Your initial tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

   Capital Gains and Losses and Certain Ordinary Income Dividends. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Portfolio and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income.

   In certain circumstances, ordinary income dividends received by an individual Unitholder from a regulated investment company such as your Portfolio may be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualified dividend income received by the Portfolio itself. Each Portfolio will provide notice to its Unitholders of the amount of any distribution which may be taken into account as qualified dividend income which is eligible for the capital gains tax rates. There is no requirement that tax consequences be taken into account in administering your Portfolio.

   In Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in kind distribution of Portfolio securities when you redeem your Units. In general, this distribution will be treated as a sale for federal income tax purposes and you will recognize gain or loss, based on the value at that time of the securities and the amount of cash received, and subject to certain limitations on the deductibility of losses under the tax law.

   Rollovers and Exchanges. If you elect to have your proceeds from your Portfolio rolled over into a future trust, it would generally be considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and, in general, any loss will be treated as a capital loss. However, any loss realized on a sale or exchange will be disallowed to the extent that Units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after disposition of Units or to the extent that the Unitholder, during such period, acquires or enters into an option or contract to acquire, substantially identical stock or securities. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. The deductibility of capital losses is subject to other limitations in the tax law.

   Deductibility of Portfolio Expenses. Expenses incurred and deducted by your Portfolio will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Portfolio expenses as income. In these cases you may be able to take a deduction for these expenses. Recent legislation, effective in 2018, has suspended the deductibility of expenses that are characterized as miscellaneous itemized deductions, which include investment expenses.

   Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), generally, subject to applicable tax treaties, distributions to you from your Portfolio will be characterized as dividends for federal income tax purposes (other than dividends that the Portfolio reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. You may be eligible under certain income tax treaties for a reduction in withholding rates. However, distributions received by a foreign investor from a Portfolio that are properly reported by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that your Portfolio makes certain elections and certain other conditions are met.

   The Foreign Account Tax Compliance Act ("FATCA"). A 30% withholding tax on your Portfolio's distributions, including capital gains distributions, and on gross proceeds from the sale or other disposition of Units generally applies if paid to a foreign entity unless: (i) if the foreign entity is a "foreign financial institution" as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations,
(ii) if the foreign entity is not a "foreign financial institution," it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. If required under the rules above and subject to the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA applies: (i) with respect to distributions from your Portfolio and (ii) with respect to certain capital gains distributions and gross proceeds from a sale or disposition of Units that occur on or after January 1, 2019. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. Your Portfolio will not pay any additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.

   Foreign Tax Credit. If your Portfolio invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Portfolio paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Portfolio paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes if your Portfolio meets certain requirements for passing through such deductions or credits to you.

   Backup Withholding. By law, your Portfolio must withhold as backup withholding a percentage (currently 24%) of your taxable distributions and redemption proceeds if you do not provide your correct social security or taxpayer identification number and certify that you are not subject to backup withholding, or if the IRS instructs your Portfolio to do so.

   Investors should consult their advisors concerning the federal, state, local and foreign tax consequences of investing in a Portfolio.

PORTFOLIO OPERATING EXPENSES
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   General. The fees and expenses of your Portfolio will generally accrue on a daily basis. Portfolio operating fees and expenses are generally paid out of the Income Account to the extent funds are available, and then from the Capital Account. The deferred sales charge, creation and development fee and organization costs are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". These sales will reduce future income distributions. The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "Services Less Rent of Shelter" in the Consumer Price Index for All Urban Consumers or, if this category is not published, in a comparable category.

   Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   Creation and Development Fee. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   Trustee's Fee. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   Compensation of Sponsor and Supervisor. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fees for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Invesco unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   Miscellaneous Expenses. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Your Portfolio may pay the expenses of updating its registration statement each year. The Dividend Sustainability Portfolio and the Global Dividend Sustainability Portfolio will each pay a license fee to Standard & Poor's Investment Advisory Services LLC, for the use of certain trademarks and other property. The European Dividend Sustainability Portfolio and the Global Dividend Sustainability Portfolio will each pay a license fee to Standard & Poor's Financial Services LLC, for the use of certain trademarks and other property.

OTHER MATTERS
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   Legal Opinions. The legality of the Units offered hereby has been passed upon by Paul Hastings LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee.

   Independent Registered Public Accounting Firm. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
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   This prospectus does not contain all the information set forth in the registration statements filed by your Portfolio with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940 (file no. 811-2754). The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about your Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. You may obtain information about the Public Reference Room by calling 1-202-551-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

TABLE OF CONTENTS
--------------------------------------------------------
   Title                                            Page
   -----                                            ----

   Dividend Sustainability Portfolio                   2
   International Dividend Sustainability Portfolio     6
   European Dividend Sustainability Portfolio         10
   Global Dividend Sustainability Portfolio           14
   Notes to Portfolios                                21
   Report of Independent Registered
     Public Accounting Firm                           22
   Statements of Condition                            23
   The Portfolios                                    A-1
   Objectives and Securities Selection               A-2
   Risk Factors                                      A-5
   Public Offering                                  A-13
   Retirement Accounts                              A-17
   Fee Accounts                                     A-18
   Rights of Unitholders                            A-18
   Portfolio Administration                         A-21
   Taxation                                         A-24
   Portfolio Operating Expenses                     A-26
   Other Matters                                    A-27
   Additional Information                           A-28


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When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.


                                                                    U-EMSPRO1920


                                   PROSPECTUS
                               ------------------
                                November 1, 2018


                    Dividend Sustainability Portfolio 2018-4

             International Dividend Sustainability Portfolio 2018-4

               European Dividend Sustainability Portfolio 2018-4

                Global Dividend Sustainability Portfolio 2018-4



              Please retain this prospectus for future reference.


INVESCO


                             Information Supplement


Dividend Sustainability Portfolio 2018-4

International Dividend Sustainability Portfolio 2018-4

European Dividend Sustainability Portfolio 2018-4

Global Dividend Sustainability Portfolio 2018-4

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   This Information Supplement provides additional information concerning the risks and operations of the Portfolios which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus but is incorporated into the prospectus by reference. It does not include all of the information that you should consider before investing in a Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor's unit investment trust division at 3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515-5456, or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.


                               Table of Contents

                                                        Page

                 Risk Factors                              2
                 Sponsor Information                       3
                 Trustee Information                       4
                 Taxation                                  5
                 Portfolio Termination                     7



INVESCO


RISK FACTORS

   Price Volatility. Because the Portfolios invest in securities of U.S. and foreign companies, you should understand the risks of investing in securities before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the securities markets may worsen and the value of the securities (and therefore Units) will fall. Securities are especially susceptible to general market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the securities in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, the Trustee will not sell securities in response to market fluctuations as is common in managed investments.

   Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

   Foreign Stocks. Because certain Portfolios invest in foreign stocks, these Portfolios involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

   Foreign Currencies. Certain Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Portfolio's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Trustee will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Portfolio might obtain had the Trustee sold the currency in the market at that time.


   Consumer Discretionary and Consumer Staples Issuers. The Dividend Sustainability Portfolio, the European Dividend Sustainability Portfolio and the Global Dividend Sustainability Portfolio invest significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.


   Liquidity. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

   Additional Units. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because a Portfolio will pay brokerage or acquisition fees.

   Voting. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

SPONSOR INFORMATION


   Invesco Capital Markets, Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. ("Invesco Advisers"). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of September 30, 2018, the total stockholders' equity of Invesco Capital Markets, Inc. was $98,141,889.75 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $980.9 billion as of September 30, 2018. (This paragraph relates only to the Sponsor and not to your Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request).


   The Sponsor and your Portfolio have adopted a code of ethics requiring Invesco Ltd.'s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

   The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

   In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

   Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TAXATION

   The prospectus contains a discussion of certain U.S. federal income tax issues concerning the Portfolios and the purchase, ownership and disposition of Portfolio Units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of Portfolio Units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your Portfolio.

   The Portfolios intend to elect and to qualify annually as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"), and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its Unitholders.

   To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, a Portfolio must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from qualified publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Portfolio's assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the Portfolio's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the Portfolio controls (by owning 20% or more of the issuer's outstanding voting securities) and which are engaged in the same, similar or related trades or businesses, or the securities of qualified publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income, if any, each taxable year.

   As a regulated investment company, your Portfolio generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes to Unitholders. Your Portfolio intends to distribute to its Unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If a Portfolio retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, a Portfolio distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed or taxed during those years. To prevent application of the excise tax, your Portfolio intends to make its distributions in accordance with the calendar year distribution requirement. Further, if a Portfolio retains any net capital gain, the Portfolio may designate the retained amount as undistributed capital gains in a notice to Unitholders who, if subject to federal income tax on long-term capital gains (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the Portfolio against their federal income tax liabilities, if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by a Portfolio in October, November or December with a record date in such a month and paid by the Portfolio during January of the following calendar year. These distributions will be taxable to Unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. There is no assurance that distributions made by your Portfolio will be sufficient to eliminate all taxes on the Trust for all periods. Your Portfolio may make taxable distributions to you even during periods in which the value of your Units has declined.

   If a Portfolio failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Portfolio would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its Unitholders) and all distributions out of earnings and profits would be taxable to Unitholders as ordinary dividend income.

   Your Portfolio may be required to withhold as backup withholding federal income tax at the backup withholding rate on all taxable distributions payable to you if you fail to provide your correct taxpayer identification number or to make required certifications, or if the IRS indicates that you are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against your federal income tax liability if you provide the required information or certification.

   If a Portfolio is treated as holding directly or indirectly 10 percent or more of the combined value or voting power of the stock of a foreign corporation, and all U.S. shareholders collectively own more than 50 percent of the vote or value of the stock of such corporation, the foreign corporation may be treated as a "controlled foreign corporation" (a "CFC") for U.S. federal income tax purposes. In such circumstances, a Portfolio will be required to include certain types of passive income and certain other types of income relating to insurance, sales and services with related parties and oil related income in the Portfolio's taxable income whether or not such income is distributed.

   If a Portfolio holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Portfolio could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unitholders. A Portfolio will not be able to pass through to its Unitholders any credit or deduction for such taxes. A Portfolio may be able to make an election that could ameliorate these adverse tax consequences. In this case, a Portfolio would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, a Portfolio might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above). Dividends paid by PFICs will not be treated as qualified dividend income.

PORTFOLIO TERMINATION

   A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of a Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

   Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.

   The Sponsor may, but is not obligated to, offer for sale units of a subsequent series of the Portfolios. There is, however, no assurance that units of any new series of the Portfolios will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

   Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.


                                                                    U-EMSSUP1920



                       CONTENTS OF REGISTRATION STATEMENT

   This Amendment of the Registration Statement comprises the following papers and documents:

         The Facing Sheet of Form S-6.
         The Prospectus.
         The Undertaking to File Reports.
         The Signatures.
         The Written Consents of Legal Counsel, Initial Evaluator and
            Independent Registered Public Accounting Firm.

   The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1281 (File No. 333-184518) dated December 6, 2012.

     1.2 Certificate of Incorporation of Van Kampen Funds, Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

   1.2.1 Certificate of Amendment of Certificate of Incorporation changing the name of the Depositor to Invesco Capital Markets, Inc. Reference is made to Exhibit 1.2.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012.

     1.3 By-laws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010.

     2.2 Agreement. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 847 (File No. 333-156623) dated January 26, 2009, Invesco Unit Trusts, Series 1399 (File No. 333-192704) dated February 3, 2014, and of Invesco Unit Trusts, Series 1426 (File No. 333-194412) dated May 1, 2014.

     3.1 Opinion and Consent of Counsel as to the legality of securities being registered.

     3.3  Opinion of Counsel as to the Trustee and the Trust.

     4.1  Consent of Initial Evaluator.

     4.2  Consent of Independent Registered Public Accounting Firm.

     6.1  List of Officers and Directors of the Depositor. Reference is made to
          Exhibit 6.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1672 (File No. 333-212038) dated August 1, 2016.

     7.1 Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012, and Invesco Unit Trusts, Series 1520 (File No. 333-201408) dated March 12, 2015.

                          UNDERTAKING TO FILE REPORTS

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

   The Registrant, Invesco Unit Trusts, Series 1920, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; Invesco Unit Trusts, Taxable Income Series 466; Van Kampen Unit Trusts, Series 427, Series 450, Series 855, Series 894, Series 995, Series 1069, Series 1079, Series 1129, Series 1135, Series 1178, Series 1179, Series 1190, Series 1194, Series 1195, Series 1201, Series 1203, Series 1205, and Series 1384; Invesco Unit Trusts, Series 849, Series 1504, Series 1568, Series 1571, Series 1635, Series 1658 and Series 1775 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Invesco Unit Trusts, Series 1920, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 1st day of November, 2018.

                                                INVESCO UNIT TRUSTS, SERIES 1920

                                 BY: INVESCO CAPITAL MARKETS, INC., as Depositor

                                                         By: /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                                  Vice President

   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on November 1, 2018, by the following persons who constitute the principal officers and a majority of the Board of Directors of Invesco Capital Markets, Inc.:

       SIGNATURE                                TITLE

Steven Massoni                           Director and Co-President

M. Kevin Cronin                          Director and Co-President

Mark W. Gregson                          Chief Financial Officer

                                                         By: /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                             (Attorney-in-fact*)


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* An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.